# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Founder Group Ltd, CIK 0001989930
CUSIP: G3662E105
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: No. 17, Jalan Astana 1D,, Bandar Bukit Raja 41050 Klang,, Selangor Darul Ehsan, Malaysia (N8), 41050
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002102425

## Reporting persons
- Reservoir Link Energy Bhd: type of reporting person: corporation (CO); citizenship or place of organization: Malaysia (N8); sole voting power 7,650,000; shared voting power 0; sole dispositive power 7,650,000; shared dispositive power 0; aggregate amount beneficially owned 7,650,000 (23.16% of the class)
  Comment: The Reporting Person is a publicly traded company listed on the Main Market of Bursa Malaysia, the stock exchange in Malaysia.
  Represents 5,650,000 class A shares (the "Class A Shares") of Founder Group Ltd (the "Issuer") and 2,000,000 class B shares (the "Class B Shares") of the Issuer, which were owned directly and beneficially by the Reporting Person. Class B Shares are convertible at any time by the holder thereof into Class A Shares on a one-for-one basis. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to twenty votes per share on all matters submitted to holders for vote.
  The percentage of the Reporting Person's beneficial ownership in class are based on the assumption that all Class B Shares are converted into Class A Shares. The total number of shares on such as-converted basis as of December 31, 2025 is 33,033,700, according to information provided by the Issuer.

## Item 1. Issuer
Name of issuer: Founder Group Ltd
Address of issuer's principal executive offices: No. 17, Jalan Astana 1D, Bandar Bukit Raja 41050 Klang, Selangor Darul Ehsan, Malaysia

## Item 2. Person Filing
Name of person filing: Reservoir Link Energy Bhd
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is E33-01 Menara Suezcap 2 KL Gateway, 2, Jalan Kerinchi, 59200 Kuala Lumpur, Malaysia.
Citizenship: Malaysia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,650,000 Class A Shares
Percent of class: 23.16%
Sole power to vote or to direct the vote: 7,650,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,650,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Reservoir Link Energy Bhd: /s/ Thien Chiet Chai, Thien Chiet Chai/Executive Deputy Chairman (01/21/2026)